UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38677

NOTIFICATION OF LATE FILING	CUSIP NUMBER 74933X302

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ra Medical Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1670 Highway 160 West, Suite 205
Address of Principal Executive Office (Street and Number)

Fort Mill, SC 29708
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 within the prescribed time period without unreasonable effort or expense because the acquisition of Catheter Precision, which occurred during the first quarter, requires an allocation of the purchase price amongst the acquired assets, including an evaluation of goodwill and other intangibles.  This time-consuming evaluation, with the assistance of outside consultants, has been a necessary endeavor to bring about meaningful numbers for the first quarter, and to provide the registrant’s auditors with the information to complete their review.  The registrant was not able to provide, in a timely manner and without unreasonable effort or expense, the registrant’s accountant and consultants with all the necessary information in order to complete this process and finalize the registrant’s financial results for the quarter ended March 31, 2023 prior to the filing deadline.

The registrant expects to file the Form 10-Q for the quarter ended March 31, 2023 on or before Monday, May 22, 2023, in full compliance with the rules of the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven Passey	801	631-0747
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Following the merger with Catheter Precision, Inc. on January 9, 2023, the registrant’s business focus has shifted to Catheter’s products.  As a result, the registrant’s revenues and results of operations for the quarter ended March 31, 2023 relate primarily to Catheter’s products, while revenues and results of operations for the quarter ended March 31, 2022 related to legacy Ra Medical products which are no longer being pursued by the registrant.  Accordingly, this means that the financial results for the two quarters are not comparable.  The registrant is able to preliminarily project revenues of approximately $85,000 for the quarter ended March 31, 2023, while revenues of $9,000 were reported in the quarter ended March 31, 2022. Complete, final results for the quarter ended March 31, 2023 are not available for the reasons stated above. The foregoing information is preliminary and is subject to adjustment when final numbers are reported. Adjustments could result from a number of factors including but not limited to the input of the Company's auditors as they complete the review process.

2

Ra Medical Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2023	By:	/s/ Steven Passey
Steven Passey
Chief Financial Officer and Secretary

3